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FUNDS NEWS

JANUARY 8, 2019 / 5:04 PM / UPDATED 19 HOURS AGO

Luby's calls hedge fund's nominees unqualified as contest heats up

Svea Herbst-Bayliss

 

BOSTON, Jan 8 (Reuters) - Luby's Inc on Tuesday hit back at criticisms from a long-time investor that wants to shake up the casual dining chain's board by questioning the qualifications of the hedge fund's director nominees.

The Texas-based restaurant company, which owns hamburger chain Fuddruckers and has a market capitalization of $39 million, said that Bandera Partners, which is running a proxy contest, has proposed unqualified nominees who have no business being elected to a public company's board.

The company plans to file its documents with regulators later on Tuesday after having presented its case to proxy advisory firm Institutional Shareholder Services.

Investors will vote on directors at the company's Jan. 25 annual meeting and ISS will have issued its view before then.

There is little argument that business has not been going well at Luby's, whose share price has tumbled 80 percent in five years to trade at $1.55 a share.

Bandera is urging other investors to back it in demanding more accountability and oversight by the nine-member board.

However, the fight at Luby's may be less than evenly matched, with some 37 percent of the stock controlled by the Pappas family and roughly 10 percent owned by Bandera Partners. Chris Pappas, president and chief executive of Luby's, recently put his salary at $1 a year.

Bandera, a New York-based hedge fund that has roughly $150 million in assets and has been in business since 2006, has been a Luby's investor for a decade. In November, founder Jeff Gramm's patience ran out and by late 2018 he was running his first-ever proxy contest.

"We are tired of years of unfulfilled promises at the company and excessive director and executive compensation," Gramm said. "We feel there needs to be change in the board room."

But Luby's said in its documents, which were seen by Reuters, that Gramm, his father and two other nominees - philanthropist Stacy Hock and Savneet Singh, interim chief executive officer at PAR Technology - are not up to the job.

It called the hedge fund's behavior "confusing and concerning" and questioned whether Gramm "or anyone nominated by him is suited to sit on any public board."

Bandera offered to settle with the company in November but demanded an answer within 48 hours and then revoked its settlement agreement.

Reporting by Svea Herbst-Bayliss; Editing by Dan Grebler

Our Standards: *The Thomson Reuters Trust Principles.*

BUSINESS NEWS

JANUARY 9, 2019 / 12:14 PM / UPDATED 7 MINUTES AGO

Exclusive: VW, Ford to unveil expanded alliance at Detroit auto show - sources



FILE PHOTO: A car with the Volkswagen VW logo badge is seen on display at the North American International Auto Show in Detroit, Michigan, U.S., January 16, 2018. REUTERS/Jonathan Ernst/File Photo

HAMBURG/DETROIT (Reuters) - Volkswagen (VOWG_p.DE) and Ford (F.N) will unveil an expanded alliance during the Detroit auto show that goes beyond cooperating in the area of commercial vehicles, two sources familiar with the discussions said on Wednesday.

"A global alliance is expected to be announced," one source said, adding that the pact will be unveiled next Tuesday, as talks about cooperation in the area of electric and autonomous cars are still ongoing.

"Talks are going well," said a second source, who declined to be named. Volkswagen is reviewing whether to invest in Ford's autonomous vehicles division while Ford executives are considering licensing Volkswagen's MEB electric vehicles platform, the second source said.

The scope of the alliance is still being determined, and talks have not been finalized, the sources said.

Ford and VW had no immediate comment.

Reporting by Jan Schwartz in Hamburg and Ben Klayman in Detroit; Writing by Edward Taylor; Editing by Joe White in Detroit

Our Standards: *The Thomson Reuters Trust Principles.*

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